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                 July 16, 2020

       Octavio Romero Oropeza
       Chief Executive Officer
       Petr  leos Mexicanos
       Avenida Marina Nacional No. 329
       Colonia Ver  nica Anzures
       Ciudad de M  xico, Alcald  a Miguel Hidalgo, 11300
       M  xico

                                                        Re: Petr  leos
Mexicanos
                                                            Registration
Statement on Form F-4
                                                            Filed July 7, 2020
                                                            File No. 333-239722

       Dear Mr. Oropeza:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Jorge U. Juantorena